

January 23, 2014

<u>Via E-mail</u>
Luz Vazquez
Chief Executive Officer
Mirror Me, Inc.
1455 Kettner Blvd., #305
San Diego, CA 92101

> **Re: Mirror Me, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 27, 2013**
> **File No. 333-193101**

Dear Ms. Vazquez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   A review of your prospectus raises a question as to whether you are a "blank check" company. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your filing indicates that that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no inventory and no employees (other than your sole executive officer). These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. As such, the offering should comply with Rule 419. Refer to Securities Act Rules Compliance and Disclosure Interpretation No. 616.02. Please revise the registration statement accordingly.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including more robust disclosure regarding your business plan for the next twelve months. Finally, provide us supplementally with a copy of your business plan. We may have additional comments.

Cover Page

2.   We note use of the defined term "the new shares" on the cover page. As this term is not used elsewhere in the prospectus, please remove it from the cover page or advise.

3.   Please tell us why you refer to selling stockholders on the cover page since this appears to be a direct public offering without a selling stockholder component or revise accordingly.

Prospectus Summary

Mobile Beauty Shopping Tool App, page 2

4.   We note the statement in this section that your sole director and employee "will devote a significant portion of her time to the company going forward." Please revise to specify the number of hours per week that you anticipate she will devote to your business.

Risk Factors

As a result of placing your invested funds…, page 6

5.   Please expand this risk factor to disclose that the proceeds in the corporate account will become part of the bankruptcy estate in the event that you file for bankruptcy or your creditors file an involuntary bankruptcy petition against you.

Plan of Distribution, page 18

6.   We note that the offering proceeds will be held in a Wells Fargo account that is controlled by management rather than an escrow or trust account. Please tell us how you will be able to ensure prompt refunding of money to purchasers after the termination date

or revise to include disclosure that the offering proceeds will be subject to the claims of creditors.

Description of Business

Business Development Summary, page 24

7.   You disclose in this section that you have developed your preliminary website. However, development of this website (www.mirrorme.biz) does not appear to be complete. We note, for example, that the website does not appear to contain any information about your company, your proposed products or the beauty industry. Accordingly, please revise your disclosure to indicate that your website is not yet fully operational, when you expect it to be operational and provide an estimate of the costs required to complete development.

8.   We note that in addition to designing your website, you have begun the initial writing, design and programming of your beauty mobile app. Please describe here and in the discussion of Ms. Vazquez's business experience on page 20 the source and level of Ms. Vazquez's technical expertise in developing mobile applications and websites. If the company has or is utilizing third parties to develop its website and/or mobile applications, describe the material details of your arrangements with these third parties.

9.   Please expand your description of the operational aspects of the Mirror Me application you intend to develop. As one example, discuss how the application will obtain the professional reviews of products that will be displayed to the end-user.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 28

10.   Please tell us the source of funds that will be used to cover expenses to file required reports with the Securities and Exchange Commission and maintain status as a corporation in Nevada for the next 12 months.

11.   Please revise the second paragraph to clarify, if accurate, that your ability to continue nominal operations for the next 12 months is not contingent upon the receipt of funds from this offering.

Milestones, page 28

12.   Please expand your discussion of Stage II of your business plan to provide a more detailed description of the activities you anticipate undertaking during this stage. Provide a timeline for completion and disclose the costs associated with completing each activity.

<u>Certain Relationships and Related Party Transactions, page 31</u>

13.   We note that you have executed a line of credit with Ms. Vazquez. Please file this
        agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. For additional
        guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure
        Interpretations.

<u>Shares Eligible for Future Sale, page 33</u>

14.   We note that you appear to be a shell company and are ineligible to rely on the safe
        harbor provided by Rule 144. Please revise to describe the conditions that must be
        satisfied before restricted and control securities may be resold in reliance on Rule 144.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

If you have any questions regarding these comments, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Donald J. Stoecklein, Esq.
        Stoecklein Law Group, LLP